CUSIP No. 268664109	Page 1 of 5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

EMC INSURANCE GROUP INC.
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

268664109
(CUSIP Number)

Todd A. Strother
Senior Vice President-Chief Legal Officer
Employers Mutual Casualty Company
717 Mulberry Street
Des Moines, Iowa 50309
(515) 345-7316
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with a copy to-

Steven R. Barth Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202-5306 (414) 297-5662

January 31, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

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1	NAME OF REPORTING PERSON Employers Mutual Casualty Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Iowa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,771,778
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,771,778
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,771,778
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.5%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 268664109	Page 3 of 5

This Amendment No. 1 to Schedule 13D (this "Amendment") amends the Schedule 13D, dated November 15, 2018, (the "Original Schedule 13D" and, together with the Amendment, the "Schedule 13D"), and is being filed by Employers Mutual Casualty Company ("EMCC" or the "Reporting Person") with respect to the shares of common stock, $1.00 par value (the "Common Stock"), of EMC Insurance Group Inc., an Iowa corporation (the "Issuer"). Except as specifically set forth herein, the Original Schedule 13D remains unmodified.

Item 4. Purpose of Transaction
Item 4 of the Original Schedule 13D is hereby amended by adding the following:

As previously reported, on November 15, 2018, EMCC sent a non-binding proposal to the Board of Directors of the Issuer stating that the Reporting Person proposes to acquire all of the outstanding shares of Common Stock that the Reporting Person does not currently own for $30 per share in cash (the "Proposal").

On January 31, 2019, in response to inquiries and industry reports, EMCC sent a letter to the Special Committee of the Board of Directors of the Issuer to clarify its Proposal and issued a related press release publically disclosing the contents of such letter.   In the Proposal to the Issuer, EMCC indicated that it was willing to engage in an open discussion with the Issuer's special committee on any alternative transaction structures or alternative transactions so desired by the special committee.  However, in response to inquiries and industry reports, EMCC now believes it is important to clarify that this statement was intended only to convey EMCC's willingness to consider an alternative transaction for it to acquire all of the outstanding shares of the Issuer's common stock not already owned by EMCC.  This statement was not intended to convey that EMCC was willing to consider an alternative transaction brought by the Issuer's special committee or any other party that involves the merger of EMCC with or into a third party.  EMCC is not willing to consider any such proposal.

No assurances can be given that the Proposal will be consummated. The Reporting Person reserves the right to modify or withdraw the Proposal at any time and in any manner, and the Proposal provides that no legally binding obligation with respect to the Proposal or the proposed transaction will arise unless and until the relevant parties enter into mutually acceptable definitive documentation.

The summary above is qualified in its entirety by reference to the Letter to the Special Committee of the Board of Directors of the Issuer dated January 31, 2019 and the related press release dated February 1, 2019, attached hereto as Exhibits 99.3 and 99.4, respectively, hereto.

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Item 7. Material to be Filed as Exhibits

Item 7 is of the Original Schedule 13D is hereby amended to add the following exhibits:
99.3 Letter to the Special Committee of the Board of Directors dated January 31, 2019.
99.4 Press Release dated February 1, 2019.

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2019

EMPLOYERS MUTUAL CASUALTY COMPANY

By: /s/ David J.W. Proctor, J.D.
Name: David J.W. Proctor, J.D.
Title: Chairman of the Board of Directors